SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, DC 20549

                           FORM 12b-25

                                             Commission File No. 0-18798

                   NOTIFICATION OF LATE FILING

(Check One):   [ ] Form 10-K    [   ] Form 11-K    [   ] Form 20-F
               [XX] Form 10-Q
For Period Ended:   June 30, 1996

[   ] Transition Report on Form 10-K     [   ] Transition Report on Form 10-Q
[   ] Transition Report on Form 20-F     [   ] Transition Report on Form N-SAR
[   ] Transition Report on Form 11-K
For Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                  PART I. REGISTRANT INFORMATION

Full name of registrant: Imaging Management Associates, Inc.

Former name if applicable:

Address of Principal Executive Office:     5143 West Woodmill Drive, Suite 23
City, State, Zip Code:                   Wilmington, DE, 19808

                PART II.  RULE 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[XX ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[XX ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[XX ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

                       PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The Company, without unreasonable effort and expense is unable to complete the final review and preparations of its Form 10-QSB for the quarter ended
June 30, 1996 and physically file the Form 10-QSB with the Securities and Exchange Commission by the prescribed due date. It is anticipated that the Form 10-QSB will be filed no later than the 5th calendar day following the prescribed due date.

                   PART IV.  OTHER INFORMATION

  (1) Name and telephone number of person to contact in regard to this notification

          Leonard F. Vernon, President      (302) 633-6900

  (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is not, identify the reports.

                                        [XX]Yes    [    ]No

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                        [   ]Yes    [XX ]No

  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               Imaging Management Associates, Inc.
           (Name or registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto, duly authorized.

Date: August 13, 1996         By: /s/ Leonard F. Vernon, President